                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. __ )*


                               JAMESON INNS, INC.
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                                (Name of Issuer)


      9.25% SERIES A CUMULATIVE PREFERRED STOCK, $1.00 PAR VALUE PER SHARE
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                         (Title of Class of Securities)



                                  470457 20 1
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                                 (CUSIP Number)

                               THOMAS W. KITCHIN
                      8 PERIMETER CENTER EAST, SUITE 8050
                          ATLANTA, GEORGIA 30346-1603
                                 (770) 901-9020
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 APRIL 2, 1999
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 250.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 470457 20 1                                          PAGE 2 OF 8 PAGES
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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         JAMESON  RESIDENTIAL DEVELOPMENT COMPANY, L.L.C.

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                  (b) [ ]

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3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         OO

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                           [ ]

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6        CITIZENSHIP OR PLACE OF ORGANIZATION
         GEORGIA

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                  7        SOLE VOTING POWER
NUMBER OF                  72,727
                 ---------------------------------------------------------------
SHARES

BENEFICIALLY      8        SHARED VOTING POWER
                           -0-
                 ---------------------------------------------------------------
OWNED BY

EACH

REPORTING         9        SOLE DISPOSITIVE POWER
                           72,727
PERSON
                 ---------------------------------------------------------------
WITH             10        SHARED DISPOSITIVE POWER
                           -0-
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         72,727

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                       [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.7%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         OO

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


                                  SCHEDULE 13D

CUSIP NO. 470457 20 1                                          PAGE 3 OF 8 PAGES

--------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         THOMAS W. KITCHIN

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [ ]

                                                                      (b) [ ]
--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS
         OO

--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                           [ ]

--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         UNITED STATES OF AMERICA

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                  7        SOLE VOTING POWER
NUMBER OF                  72,727
                 ---------------------------------------------------------------
SHARES

BENEFICIALLY      8        SHARED VOTING POWER
                           -0-
                 ---------------------------------------------------------------
OWNED BY

EACH

REPORTING         9        SOLE DISPOSITIVE POWER
                           72,727
PERSON
                 ---------------------------------------------------------------
WITH             10        SHARED DISPOSITIVE POWER
                           -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         72,727

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                       [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.7%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP NO. 470457 20 1                                          PAGE 4 OF 8 PAGES

         The information contained in this Schedule 13D is as of the date hereof, unless otherwise expressly provided herein.

ITEM 1.  SECURITY AND ISSUER

         This Schedule 13D relates to the 9.25% Series A Cumulative Preferred Stock, $1.00, par value per share ("Preferred Stock"), of Jameson Inns, Inc., a Georgia corporation ("Jameson"). The principal executive offices of Jameson are located at 8 Perimeter Center East, Suite 8050, Atlanta, Georgia 30346-1603.


ITEM 2.  IDENTITY AND BACKGROUND

         (a) This Schedule 13D is being filed by Jameson Residential Development Company, L.L.C., a Georgia limited liability company ("Jameson Residential"), and Thomas W. Kitchin ("Kitchin") who with his wife owns all the membership interests in Jameson Residential. Jameson Residential and Kitchin are sometimes referred to herein as the "Reporting Persons."

         (b) The business address of each of Jameson Residential and Kitchin is 8 Perimeter Center East, Suite 8050, Atlanta, Georgia 30346-1603.

         (c) The principal business of Jameson Residential is the construction of high end or upscale, luxury residential homes. Kitchin is the Chief Executive Officer and Chairman of the Board of Directors of Jameson.

         (d) and (e) None of the Reporting Persons has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Jameson Residential is organized under the laws of Georgia. Kitchin is a citizen of the United States of America.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On April 2, 1999, Jameson Outdoor Advertising Company, a Georgia corporation and wholly-owned subsidiary of Jameson ("Jameson Advertising"), acquired the outdoor advertising assets in the form of billboards and other related assets from Jameson Hospitality, LLC, a Georgia limited liability company ("Jameson Hospitality), which is owned by Kitchin and his wife. The acquisition was completed pursuant to an Asset Purchase Agreement, dated as of April 2, 1999, among Jameson Advertising, Jameson and Jameson Hospitality. As consideration for the outdoor advertising assets, Jameson Hospitality received 72,727 shares of Preferred Stock and $400,000 in cash and Jameson Advertising assumed certain of its

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                                  SCHEDULE 13D
CUSIP NO. 470457 20 1                                          PAGE 5 OF 8 PAGES


liabilities. On December 30, 1999, Jameson Hospitality transferred its ownership in all 72,727 shares of Preferred Stock to Jameson Residential.


ITEM 4.  PURPOSE OF TRANSACTION

         The Reporting Persons acquired the securities herein reported for investment purposes. Depending on market conditions, general economic conditions and other factors that each Reporting Person may deem significant to its respective investment decisions, any of the Reporting Persons may purchase shares of Preferred Stock in the open market or in private transactions or may dispose of all or a portion of the shares of Preferred Stock that they or any of them may acquire. None of the Reporting Persons has any present plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of Jameson or the disposition of securities of Jameson; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Jameson or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of Jameson or any of its subsidiaries; (d) any change in the present board of directors or management of Jameson, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of Jameson; (f) any other material change to Jameson's business or corporate structure; (g) changes in Jameson's charter or bylaws or other actions which may impede the acquisition of control of Jameson by any person; (h) the Preferred Stock or any other class of securities of Jameson to be delisted from the Nasdaq National Market; (i) the Preferred Stock or any other class of equity securities of Jameson becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

         None of the Reporting Persons is bound to increase or decrease its or his holdings of Preferred Stock. Depending upon future developments, the Reporting Persons may, in their discretion, develop plans at any time or from time to time which could relate to or result in one or more of the actions or events described above. The Reporting Persons reserve the right to act with respect to their holdings as they deem in their own best interest.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) and (b) Jameson Residential is the record and beneficial owner of 72,727 shares of Preferred Stock which represents 5.7% of the outstanding shares of Preferred Stock. Such Reporting Person has the sole power to vote and dispose of such shares. Kitchin, who with his wife owns all the membership interests in Jameson Residential, is the beneficial owner of 72,727 shares of Preferred Stock which represents 5.7% of the outstanding shares of Preferred Stock. Kitchin has the sole power to vote and dispose of such 72,727 shares.

         (c) The Reporting Persons have not effected any transactions in the Preferred Stock during the past 60 days.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares described in this Item 5.

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                                  SCHEDULE 13D
CUSIP NO. 470457 20 1                                          PAGE 6 OF 8 PAGES

         (e)      Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         There are no contracts, arrangements, understandings, or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of Jameson, including, but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit A         Joint Filing Agreement, dated as of April 6, 2000, by and
                  among the Reporting Persons (pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934).

                             * * * * * * * * * * *

                                  SCHEDULE 13D
CUSIP NO. 470457 20 1                                          PAGE 7 OF 8 PAGES


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 Jameson Residential Development Company, L.L.C.



April 6, 2000                    By: /s/ Thomas W. Kitchin
    Date                             -------------------------------------------
                                         Signature

                                     Thomas W. Kitchin, President
                                     -------------------------------------------
                                         Name\Title



April 6, 2000                        /s/ Thomas W. Kitchin
    Date                             -------------------------------------------
                                         Signature

                                     Thomas W. Kitchin
                                     -------------------------------------------
                                         Name\Title


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than the executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                                  SCHEDULE 13D
CUSIP NO. 470457 20 1                                          PAGE 8 OF 8 PAGES


EXHIBIT INDEX

         Exhibit A - Joint Filing Agreement, dated as of April 6, 2000, by and among the Reporting Persons (pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934).